GLOBAL PARTNER ACQUISITION CORP.

1 Rockefeller Plaza, 11th Floor

New York, New York 10020

December 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Global Partner Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 6, 2017

File No. 001-37523

Dear Mr. Ingram:

Global Partner Acquisition Corp. (the “Company,” “GPAC,” “we,” “our” or “us”) hereby transmits Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance contained in the Staff’s letter dated December 1, 2017 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response: We respectfully advise the Staff that the financial statements and related disclosures included in Amendment No. 1 have been updated pursuant to Rule 3-12 of Regulation S-X.

U.S. Securities and Exchange Commission

December 15, 2017

2. Please provide an analysis addressing whether each of the following issuances should be registered under the Securities Act of 1933:

●	Class B common stock that Purple Innovation, Inc. will issue to InnoHold;

●	Class B Units that Purple Innovation, LLC will issue to InnoHold;

●	Class A Units that Purple Innovation, LLC will issue to GPAC.

Response: We respectfully advise the Staff that we believe these issuances are exempt from registration under the Securities Act of 1933. We note that InnoHold is the sole equity holder of Purple Innovation, LLC (“Purple”) and was not formed for the purpose of this business combination. By reason of the nature of the parties and the private negotiations of the transaction, we believe that the issuance of the Class B common stock of GPAC (to be renamed Purple Innovation, Inc.) and the Class B Units of Purple to InnoHold, and the issuance of Class A Units of Purple to GPAC, are transactions “not involving any public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933.

3. Please explain whether the “renaming” of the existing GPAC common stock Class A common stock of Purple Innovation, Inc. constitutes a reclassification of securities and provide an analysis addressing whether you are required to register the reclassification under the Securities Act of 1933.

Response: We respectfully advise the Staff that the existing common stock of GPAC will be renamed Class A common stock solely to avoid investor confusion resulting from the authorization of the new class of common stock of the Company to be issued to InnoHold (which will be called Class B common stock). We are of the view that this will not constitute a reclassification of the common stock because the holders of the existing common stock will not be required to exchange their shares for any new class of securities, and the rights of holders of the existing common stock will continue unchanged in the Class A common stock. Among other things, the shares will continue to be entitled to one vote per share at meetings of stockholders and will be entitled to all dividends and distributions allocable to the holders of common stock of the Company.

Letter to the Stockholders

4. Please revisit the disclosure relating to the changes to the corporate structure so that you provide shareholders with a clear, concise, and understandable discussion of the corporate reorganization taking place in connection with this transaction. It is not until page 122 that shareholders learn that the business combination involves the creation of an Up-C structure and, even there, you have not provided materially complete disclosure of the steps associated with the creation of the Up-C, why you have chosen it, and how it impacts current and future shareholders. Although you make a passing reference to “Class A Units” in the second bullet here, you fail to provide any contextual disclosure about the significance of those membership units to the overall corporate structure.

Please revise throughout.

Response: We have revised Amendment No. 1 (cover letter and pages 3, 4, 20, 21, 81, 82, 92 and 93) to clarify the changes in our capital structure taking place in connection with this transaction. In addition, we have replaced the two references to the Up-C structure with clearer language to aid investor understanding.

U.S. Securities and Exchange Commission

December 15, 2017

Summary of the Proxy Statement and Business Combination, page 1

Reasons for the Business Combination, page 6

5. We note disclosure of Purple's “annualized net revenue” here and on pages 17 and 109. Please also disclose the actual net revenue to date in these sections.

Response: We have removed the reference to “annualized net revenue” in Amendment No. 1 (pages 7, 18 and 110) in response to the Staff’s comment.

Board of Directors of the Company Following the Business Combination, page 9

6. Please disclose the names of the two other persons who will serve on the board of directors following the business combination.

Response: We have revised Amendment No. 1 (pages 10, 32, 196 and 197) to include the names and relevant biographical information of the two other persons who will serve on the board following the business combination.

Risk Factors, page 39

7. You disclose on page 70 that the payments you expect to make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on your financial condition. Please discuss the range of future payments that you expect to pay InnoHold under the agreement including the scenario when the early termination provisions contained in the agreement are triggered. Please expand your liquidity discussion in MD&A to discuss the negative effects of these payouts. Also explain how you considered disclosure of the potential impact on future earnings associated with this contingency in your pro forma presentation.

Response: The range of future payments we expect to pay InnoHold under the Tax Receivable Agreement is currently undeterminable, as the amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of the exchanges, the market price of shares of our common stock at the time of the exchanges, the extent to which such exchanges are taxable and the amount and timing of our income. We have revised Amendment No. 1 (page 193) to further clarify the reasons that the range of these future payments is currently indeterminable. Since the range of future payments we expect to pay InnoHold under the Tax Receivable Agreement is currently indeterminable, we did not believe it was appropriate to include disclosure regarding the future earnings associated with such payments in our pro forma presentation.

U.S. Securities and Exchange Commission

December 15, 2017

8. We note that in proposal five, your amended and restated certificate of incorporation will include an exclusive forum provision. Please include a risk factor to discuss the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

Response: We have revised Amendment No. 1 (pages 62 and 63) in response to the Staff’s comment.

We have identified material weaknesses…, page 58

9. We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting. Please disclose the dollar amounts relating to the post-closing adjustments that were made to the company's books and records and your financial statements as a result of the material weaknesses.

Response: We have revised Amendment No. 1 (pages 59 and 60) in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, Page 75

10. You disclose that the pro forma financial information for the six months ended June 30, 2017 gives effect to the business combination as if it occurred on January 1, 2017. Please revise to present the transaction assuming it occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Refer to Rule 11-02(b) of the Regulation S-X.

Response: We have revised Amendment No. 1 (pages 76-79) in response to the Staff’s comment.

11. Your pro forma presentation assumes two different levels of redemptions. You disclose on pages 36 and 76 that one of the assumed redemption levels was 1,000,000 shares which is the maximum number of shares redeemable that would allow you to maintain at least $100.0 of net parent cash in the trust account in order to close the business combination. However, we note from the table on page 5 and your disclosure on page 27 that you also assume a maximum redemption of 1,050,511 shares. Please revise to ensure your maximum redemption assumption is consistent throughout the document.

Response: We have revised Amendment No. 1 (pages 29 and 110) to change the references from 1,050,511 shares to 1,000,000 shares.

U.S. Securities and Exchange Commission

December 15, 2017

12. We note from your disclosure on page 82 that the merger consideration is calculated based on Purple's agreed upon enterprise value of $900 million. Please discuss in detail how you determined the enterprise value of Purple.

Response: The enterprise value of $900 million was determined by the parties based on arms-length negotiations between the parties and various analyses performed by the respective investment bankers retained by the parties in the context of the enterprise values of other companies in the industry and the historic and expected growth rate of Purple. We have revised Amendment No. 1 (page 21) to provide greater detail with respect to factors considered in connection with the determination of the enterprise value of Purple. We note that GPAC’s review of the enterprise value of Purple is continuing, and may be subject to change.

13. The footnote references for the pro forma income statement adjustments on page 78 do not appear to correspond to the footnotes on page 83. In addition, the cross reference included in footnote 3(c) related to the non-controlling interest on page 82 does not appear to be correctly referenced. Please advise or revise accordingly.

Response: We have revised Amendment No. 1 (pages 79 and 84) to update the footnote references and cross-references.

Comparative Share Information, Page 85

14. The pro forma basic and diluted EPS amounts for the year ended December 31, 2016 presented in this table are not consistent with amounts presented in the pro forma income statement on page 79. Please advise or revise accordingly.

Response: We have revised Amendment No. 1 (pages 80 and 86) to conform the pro forma basic and diluted EPS amounts for the year ended December 31, 2016.

Purple Management's Discussion and Analysis, Page 183

15. We note from your disclosure that the significant increases in total net revenue both for the six months ended June 30, 2017 and the year ended December 31, 2016 were primarily due to higher sales of mattresses. Please revise to further discuss the extent to which increases in the sales were attributable to changes in price or volume, and the underlying drivers of those changes. Refer to Item 303(a) of Regulation S-K.

Response: We have revised Amendment No. 1 (pages 188 and 189) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

December 15, 2017

16. Please discuss in detail the impact of the EquaPressure acquisition on your results of operations and financial condition.

Response: We have revised Amendment No. 1 (pages 184-186) in response to the Staff’s comment.

17. Your discussion of changes in operating cash flows between comparable periods on page 191 is a recitation of information found on the statements of cash flow. Please revise to provide a more complete discussion addressing the material drivers underlying significant changes of individual cash flow items (e.g., inventory and accounts receivable). Refer to Section IV.B.1 of SEC Release 33-8350.

Response: We have revised Amendment No. 1 (page 192) in response to the Staff’s comment.

Purple Financial Statements

Note 8 – Concentrations, Page F-40

18. Please revise to provide the revenue by product disclosure as contemplated by ASC 280-10-50-40, similar to the disclosure that you provide on page F-62.

Response: We have revised Amendment No. 1 (page F-41) in response to the Staff’s comment.

Note 10 – Subsequent Events, Page F-41

19. Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Refer to ASC 855-10-50-1.

Response: We have revised Amendment No. 1 (page F-42) in response to the Staff’s comment.

Form of Proxy

20. Please explain the purpose for requiring written notice to the transfer agent in order to perfect the request for redemption. At a minimum, in order to make it easier for shareholders to comply with the requirement for the written demand that you redeem their shares, you should provide shareholders with an automated process that helps them comply with the condition you are imposing. Please advise.

Response: We respectfully advise the Staff that the purpose for requiring written notice to the transfer agent for redemption is to enable the transfer agent to confirm such redemption requests. This notice also generally includes additional information that the transfer agent needs to effect the redemptions, including wiring instructions, and ensures that stockholders are not tendering more shares than they are allowed to tender. Such written notice is standard convention in connection with business combinations for special purpose acquisition companies (“SPACs”) such as the Company, and does not, in the Company’s view, place an undue burden on its stockholders. We also advise the Staff that the beneficial holders of the shares are not required to provide such written notice to the transfer agent, as such administrative duties are handled by the street holders of such shares, such as banks and brokers, who are sophisticated parties that are very familiar with the requirements of transfer agents.

U.S. Securities and Exchange Commission

December 15, 2017

21. Please ensure that the proxy card is marked as “preliminary” until the time that you file a definitive proxy statement. Refer to Rule 14a-6(e)(l) of the Exchange Act.

Response: We have revised the proxy card in Amendment No. 1 in response to the Staff’s comment.

22. Please revise to state whether any matters are conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3) of the Exchange Act.

Response: We have revised the proxy card in Amendment No. 1 in response to the Staff’s comment.

Form 10-Q for the Quarter Ended September 30. 2017

Exhibits 31.1 and 31.2

23. We note that the certifications do not include the reference to internal control over financial reporting in the introductory language in paragraph 4 as required by Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended June 30, 2017 and March 31, 2017. Please revise future filing to include the correct certifications.

Response: We hereby advise the Staff that the Company’s future filings will include the correct certifications.

*   *   *

U.S. Securities and Exchange Commission

December 15, 2017

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jeffrey Rubin, Esq., or Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

GLOBAL PARTNER ACQUISITION CORP.

By:	/s/ Paul Zepf
Name: Paul Zepf
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Dorsey & Whitney LLP